TOMOTSUNE & KIMURA

03 MAY 14 AM 7:21

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



03050548

May 12, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of December 2002;

2. Total Registrations and DTH Subscribers as of the end of January 2003;

3. Business Results of Third Quarter for the year ending March 2003;

4. Summary of Business Results for 3Q of Fiscal Year 2002 (Supplement);

5. Total Registrations and DTH Subscribers as of the end of February 2003;

6. Notice Regarding Ratio of Foreigners' Stockholdings;

7. The Broadband Content Distribution Service "SKY PerfectBB" The Distribution of HD 5.1 Ch Surround Content and Future Developments;

8. Total Registrations and DTH Subscribers as of the end of March 2003;

9. SKY Perfect Communications Inc. Mid-term Management Plan (FY03 to FY07);

10. Establishment of New Entity for Contents Distribution Business through FTTH;

11. UEFA Champions League Acquisition of Three-Season Exclusive Broadcasting Rights for Japan Starting from 2003-2004 Season;

12. Notice of Resolution for the Basic Line of Capital Policy (Clearance of Accumulated Loss and Acquisition of Treasury Stock); and

13. Notice of Revision to Business Result Forecasts.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,



Akiko Kimura

Enclosure

To whom it may concern:

January 7, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of December 2002

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of December, 2002.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	59,070	46,339
Churn	20,905	19,692
Churn Rate*3	7.5%	8.1%
December Net Increase	38,165	26,647
Cumulative Total	3,371,917	2,939,247

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	53,529	40,833
Churn	20,799	19,587
Churn Rate*3	7.5%	8.1%
December Net Increase	32,730	21,246
Cumulative Total	3,339,167	2,907,559

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	5,541	5,506
Churn	106	105
Churn Rate*3	4.7%	4.8%
December Net Increase	5,435	5,401
Cumulative Total	32,750	31,688

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern: February 4, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of January 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of January 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	40,030	45,922
Churn	22,478	20,814
Churn Rate*3	8.0%	8.5%
January Net Increase	17,552	25,108
Cumulative Total	3,389,469	2,964,355

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	35,871	41,789
Churn	22,279	20,615
Churn Rate*3	8.0%	8.5%
January Net Increase	13,592	21,174
Cumulative Total	3,352,759	2,928,733

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	4,159	4,133
Churn	199	199
Churn Rate*3	7.3%	7.5%
January Net Increase	3,960	3,934
Cumulative Total	36,710	35,622

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional

subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!

February 7, 2003

To whom it may concern:

Consolidated Business Results of Third Quarter for the year ending March 2003

(Tokyo Stock Exchange Mothers Code No. 4795)

Company Name: SKY Perfect Communications Inc.

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

For any inquiries please call: Norio Sato
General Manager
Finance & Accounting Dept.

TEL: 03-5468-7800

Business Results

(1) Third quarter for the year ended March 2003 (from April 1, 2002 through December 31, 2002)

	Third quarter for the year ended March 2002 (Previous quarter)	Third quarter for the year ending March 2003 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)		*(%)*	
Operating Revenue	43,973	52,298	18.9	59,432
Operating Income	-7,543	-19,850	-	-10,337
Ordinary Income	-8,753	-20,376	-	-11,901
Net Income	-8,503	-20,327	-	-12,248
Total Asset	141,947	116,758	-17.7	146,477
Shareholder's equity	111,285	87,275	-21.6	107,548

(2) Operating Revenue by Business Services

	Third quarter for the year ended March 2002		Third quarter for the year ending March 2003		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	31,554	71.8	34,876	66.7	10.5	42,469	71.5
Business relating to broadcasting of programs	4,099	9.3	5,790	11.1	41.2	5,523	9.3
Other platform-related businesses	8,319	18.9	11,630	22.2	39.8	11,439	19.2
Total	43,973	100.0	52,298	100.0	18.9	59,432	100.0

SKY PerfecTV!

February 7, 2003

To whom it may concern:

Business Results of Third Quarter for the year ending March 2003

Company Name: SKY Perfect Communications Inc.

(Tokyo Stock Exchange Mothers Code No. 4795)

Address of Head Office: 15-1, Shibuya 2-chome
Shibuya-ku, Tokyo

For any inquiries please call: Norio Sato
General Manager
Finance & Accounting Dept.

TEL: 03-5468-7800

Business Results

(1) Third quarter for the year ended March 2003 (from April 1, 2002 through December 31, 2002)

	Third quarter for the year ended March 2002 (Previous quarter)	Third quarter for the year ending March 2003 (Current quarter)	Increase/Decrease ratio compared to the previous year	Previous period (Annual)
	(Million yen)		*(%)*	*(Million yen)*
Operating Revenue	43,393	50,705	16.9	58,396
Operating Income	-6,910	-18,561	-	-10,034
Ordinary Income	-8,094	-19,045	-	-11,534
Net Income	-8,136	-19,955	-	-12,016
Total Asset	139,779	109,349	-21.8	140,108
Shareholder's equity	111,948	88,175	-21.2	108,077

(2) Operating Revenue by Business Services

	Third quarter for the year ended March 2002		Third quarter for the year ending March 2003		Increase/Decrease ratio compared to the previous year	Previous period (Annual)	
	(Amount)	*(Ratio)*	*(Amount)*	*(Ratio)*		*(Amount)*	*(Ratio)*
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(%)*	*(Million yen)*	*(%)*
Customer management business and promotion of digital broadcasting	31,463	72.5	34,801	68.6	10.6	42,413	72.6
Business relating to broadcasting of programs	4,104	9.5	5,801	11.5	41.4	5,533	9.5
Other platform-related businesses	7,825	18.0	10,102	19.9	29.1	10,449	17.9
Total	43,393	100.0	50,705	100.0	16.9	58,396	100.0

To whom it may concern:

February 7, 2003

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 3Q of Fiscal Year 2002 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1Q-3Q /FY01	1Q-3Q /FY02	Difference	Difference (%)	3Q/FY01	3Q/FY02
New Total Sub. (SKY PerfecTV/2)	519 (-)	517 (33)	△2 (33)	△0. 4% (-)	178 (-)	137 (12)
Total Sub. at Period End (SKY PerfecTV/2)	2, 949 (-)	3, 372 (33)	422 (33)	14. 3% (-)	2, 949 (-)	3, 372 (33)
New DTH Subscribers (SKY PerfecTV/2)	442 (-)	492 (32)	50 (32)	11. 4% (-)	146 (-)	121 (12)
Number of DTH Churn (SKY PerfecTV/2)	154 (-)	163 (1)	8 (1)	5. 5% (-)	53 (-)	60 (0)
DTH Sub. Net Addition (SKY PerfecTV/2)	287 (-)	329 (32)	42 (32)	14. 5% (-)	93 (-)	61 (11)
DTH Sub. at Period End (SKY PerfecTV/2)	2, 507 (-)	2, 939 (32)	432 (32)	17. 2% (-)	2, 507 (-)	2, 939 (32)
DTH Churn Rate (%)	8. 7%	7. 8%	△0. 9	—	8. 6%	8. 3%

- The number of new DTH subscribers marked a record increase in May just before 2002 FIFA World Cup Korea/Japan™. In the face of factors such as a reactionary slowdown after the World Cup and a slump in private consumption, the Company held a "Soccer Set" promotion, focusing on the European Soccer League, and at the end of the year also proactively conducted an advertising campaign using the catch phrase "TV's KING!" Also, in July "SKY PerfecTV! 2" full broadcasting service began and DTH subscribers came to 32,000. As a result, for this third quarter (April to December 2002), the number of new DTH subscribers rose 11.4% from the same period of the previous year to 492 thousand.

- DTH churn rate was 7.8%, improving 0.9 points from the same term of the previous year, despite a concern about an increase in cancellations just after the World Cup. Our content reinforcement, such as in Soccer Set, in addition to our attractive multi-channel service, was helpful in improving the rate.

- As a consequence, the accumulated number of DTH subscribers at the end of this third quarter period were 2,939 thousand, an increase of 432 thousand from the same period last year.

2. Business Results

Financial Summary (April 1, 2002 – December 31, 2002)

(Millions of Yen)

Consolidated	1Q-3Q /FY01	1Q-3Q /FY02	Difference	Difference (%)	3Q/FY01	3Q/FY02
Revenues	43, 973	52, 298	8, 325	18. 9%	15, 120	17, 771
Operating Profit/Loss	△7, 543	△19, 850	△12, 307	–	△3, 464	△1, 732
Profit/Loss before Income Taxes	△8, 753	△20, 376	△11, 623	–	△3, 946	△1, 805
Net Profit/Loss	△8, 503	△20, 327	△11, 824	–	△3, 861	△1, 740
Total Assets	141, 947	116, 758	△25, 189	△17. 7%	141, 947	116, 758
Total Shareholder's Equity	111, 285	87, 275	△24, 010	△21. 6%	111, 285	87, 275
Net Cash from Operating Activities	–	△9, 693	–	–	–	△4, 129
Net Cash from Investing Activities	–	△4, 848	–	–	–	△1, 862
Net Cash from Financing Activities	–	△471	–	–	–	△156
Net Cash and Cash Equivalents at the End of Period	–	42, 633	–	–	–	42, 633

Non-Consolidated	1Q-3Q /FY01	1Q-3Q /FY02	Difference	Difference (%)	3Q/FY01	3Q/FY02
Revenues	43, 393	50, 705	7, 312	16. 9%	14, 669	17, 214
Operating Profit/Loss	△6, 910	△18, 561	△11, 651	–	△3, 194	△851
Profit/Loss before Income Taxes	△8, 094	△19, 045	△10, 951	–	△3, 666	△915
Net Profit/Loss	△8, 136	△19, 955	△11, 819	–	△3, 697	△1, 727
Total Assets	139, 779	109, 349	△30, 430	△21. 8%	139, 779	109, 349
Total Shareholder's Equity	111, 948	88, 175	△23, 773	△21. 2%	111, 948	88, 175

- Revenues had a 18.9% increase on a consolidated basis and a 16.9% increase on a non-consolidated basis from the same period last year, due to not only the increased number of subscribers, but also to factors such as an increase in advertisement revenue related to 2002 FIFA World Cup Korea/Japan™ and good figures in Soccer-Set subscribers watching the European Soccer League games etc. and in pay-per-view numbers of martial arts events such as Dynamite! and PRIDE.

- On a profit and loss basis, consolidated loss before income taxes was 20,376 million yen and consolidated net loss was 20,327 million yen in this third quarter period, due to amortization on the broadcasting rights for the 2002 FIFA World Cup Korea/Japan™ and promotional expenses including program production costs. However, with respect to the term profit/loss for the third quarter (October to December 2002) only, while advertising expenses increased as a result of the promotion using the catch phrase "TV's KING!" through measures such as the reduction of sales incentives and program expenses, consolidated loss before income taxes and consolidated net loss improved from the same term of the previous year at 1,805 million yen and 1,741 million yen respectively.

- Net cash from operating activities was minus 9,693 million yen, mainly because of the difference between the actual costs and the advance payments relating to 2002 FIFA World Cup Korea/Japan™ and other contents related payments. Net cash from investing activities was minus 4,848 million yen, due to the bond investment of surplus fund and facility investment such as facilities for uplink of "SKY PefecTV! 2" and for data broadcasting of "SKY PerfecTV! PLUS". Net cash from financing activities was minus 471 million yen, because of the installment payment of debt. Consequently, net cash and cash equivalent at the end of this period was 42,633 million yen. However, the balance including deposits of more than three months and securities is 64,778 million yen.

3. Forecast for Fiscal Year Ending March 2003 (from April 1, 2002 to March 31, 2003)

(Thousands of People, Millions of Yen)

	FY01 Result	FY02 Previous Forecast*	FY02 Revised Forecast	Difference
New DTH Subscribers (thousands)	599	700	620	△80
DTH Sub. Net Addition (thousands)	391	470	400	△70
DTH Sub. at Period End (thousands)	2, 610	3, 080	3, 010	△70
Total Sub. at Period End (thousands)	3, 042	3, 560	3, 490	△70
DTH Churn Rate (%)	8. 6%	8. 0%	8. 0%	—
Consolidated				
Revenues	59, 432	72, 000	70, 000	△2, 000
Profit/Loss before Income Taxes	△11, 901	△25, 000	△20, 500	4, 500
Net Profit/Loss	△12, 248	△24, 000	△20, 500	3, 500
Non-consolidated				
Revenues	58, 396	70, 000	68, 000	△2, 000
Profit/Loss before Income Taxes	△11, 534	△23, 000	△18, 500	4, 500
Net Profit/Loss	△12, 016	△23, 000	△19, 500	3, 500

*Forecast at the announcement of the interim financial results on November 7, 2002

- Regarding the number of new DTH subscribers, since growth in the number of "SKY PerfecTV!" subscribers is expected to fall short of previous forecast because of factors such as a slump in private consumption resulting from economic stagnation and a reactionary slowdown after the end of "2002 FIFA World Cup Korea/Japan™," the Company revises its previous forecast of 700,000 down 80,000 to 620,000.

- As for DTH churn rate, which had been concerned to rise with the end of "2002 FIFA World Cup Korea/Japan™," has held firm at 7.8% up to the third quarter, the Company is standing by its previous forecast of 8.0%. As a result, the number of DTH subscribers at the end of this fiscal year is estimated at 3.01 million, 70,000 less than the initial projection of 3.08 million.

- In terms of revenues, as a result of factors such as the aforementioned revision for new DTH subscribers, the Company expects consolidated revenues of 70 billion yen, 2 billion less than the previous forecast.

- At the profit/loss stage, taking into account not only the reduction in sales incentives resulting from its revision of the forecast for the number of new DTH subscribers but also factors such as the reduction of program expenses and general and administrative expenses, the Company anticipates 3.5 billion yen improvement from its previous forecast with consolidated loss before income taxes and consolidated net loss both at 20.5 billion yen.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

March 4, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of February 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of February 2003.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	34, 638	31, 236
Churn	21, 894	20, 598
Churn Rate*3	7. 8%	8. 3%
February Net Increase	12, 744	10, 638
Cumulative Total	3, 402, 213	2, 974, 993

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	31, 945	28, 570
Churn	21, 660	20, 368
Churn Rate*3	7. 8%	8. 3%
February Net Increase	10, 285	8, 202
Cumulative Total	3, 363, 044	2, 936, 935

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	2, 693	2, 666
Churn	234	230
Churn Rate*3	7. 6%	7. 7%
February Net Increase	2, 459	2, 436
Cumulative Total	39, 169	38, 058

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No. 82-5113

To whom it may concern:

March 4, 2003

Yasushi Hosoda
President and Representative Director
SKY Perfect Communications Inc.

(TSE Mothers Code No. 4795)

For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice Regarding Ratio of Foreigners' Stockholdings

We hereby make the following notice, since stocks held by foreigners (stockholders subject to the Radio Wave Law, Article 5, Paragraph 1, from Number 1 to Number 3) represented 19.712 % of total stocks with voting rights as of February 28, 2003.

1. Percentage stockholding of foreigners as of February 28, 2003

Number of stocks owned by foreigners (Number of stocks with voting rights: [A])	441,038 (431,038)
Number of total stocks issued (Number of stocks with voting rights: [B])	2,237,347 (2,237,347)
Percentage stockholding of foreigners [A/B x 100 (rounded to three decimal places)]	19.712%

2. Date of public announcement
March 12, 2003 (Newspaper carrying the article: Nihon Keizai Shinbun, morning edition)

(Reference)
Under the Broadcast Law, our broadcast license will be revoked if 20 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives thereof and (z) any foreign corporations or associations). Under the Broadcast Law, we may reject a request by any such foreign person that its name be entered in our shareholder register if our acceptance of such request would result in the 20 per cent. threshold being exceeded. If, and as long as, 15 per cent. or more of the voting rights attached to shares of our stock are owned by foreign persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

March 13, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

The Broadband Content Distribution Service "SKY PerfectBB"
The Distribution of HD 5.1 Ch Surround Content and Future Developments

SKY PerfectBB is the broadband content distribution service of SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda). SKY PerfectBB will be conducting the SKY PerfectBB Special week from March 27 to April 2 as part of the promotional event, Super 9 Weeks. This event is sponsored by the Windows Media 9 Player Series of Microsoft Corporation. During the event, we will be providing content that is compatible with HD (high-definition) 5.1 ch surround.

We will also inform you of the content being developed and the charging system from April and thereafter.

Content scheduled to be released in the Super 9 Weeks (March 27 to April 2)

* You will be able to view all of the following content free of charge.

- HD 5.1ch surround compatible (Distribution rate: 6 Mbps, 4 Mbps)

(1) Beethoven Symphony No.9, conducted by Kenichiro Kobayashi

Experience Beethoven's sensational ninth symphony conducted by the electrifying maestro, Kenichiro Kobayashi, delivered by HD 5.1 ch surround as if you were actually in a premium seat in the concert hall.

- HD compatible (Distribution rate: 6 Mbps, 4 Mbps)

(2) Dvorak Symphony No.8, conducted by Vladimir Ashkenazy
Czech Philharmonic Orchestra

Ashkenazy is the chief conductor of the Czech Philharmonic Orchestra and a leading pianist in both popularity and talent. They exhilarating collaboration has led the Bohemian tradition to new, fertile pastures under Ashkenazy's passionate, dedicated baton. We will deliver this resonating performance with the superior sound and image quality of high vision.

- Special content (Distribution rate: 2 Mbps, 1 Mbps, 500 Kbps)

* They are not compatible with HD 5.1 ch surround, but you can enjoy the high image quality in the high rate of distribution peculiar to broadband.

(3) WJ Pro-Wrestling launch bout, MAGMA01

Witness the launch bout of WJ Pro-Wrestling (World-Japan Pro-Wrestling) introduced by Rici Choshu.

(4) TAKARAZUKA SKY STAGE

TAKARAZUKA SKY STAGE is being televised on SKY PerfecTV!2 in response to the enormous popular acclaim. We will introduce the world of Takarazuka Revue in a promotional movie featuring the gorgeous stage, the charms of the real Takarasiennes and the secrets backstage.

(5) BB Beam!

Beam, a group of prospective young entertainers, is going to invite a different guest every time and to respond to the opinions and questions of the viewers with their unique points of view. The group is scheduled to introduce Megumi and Harumi Nemoto, the Gravure Idols.

(6) The Challenge of Shinji Ono ~ Shinji's Adventure ~

This program exclusively features the allure of Dutch soccer, and provides a rare insight into Mr. Ono, his practice routine and his exchanges with supporters.

Participating in the Premium Service

From March 27, SKY PerfectBB will be participating in the content service of the membership system, Premium Service, which will be displayed after launch of the Windows Media Player 9 Series. Customers will be able to obtain direct access to SKY PerfectBB through this Premium Service as a portal and will also be able to lodge an application for membership. We will endeavor to get new more members by maximizing the Premium Service.

With the aim of creating a site that the customers can use and enjoy more easily, we are going to remodel the top page on that day. Furthermore, to augment the appealing range of content, we will be looking at the production of HD content and adding material relating to the Gravure Idols and combat sport for distribution at the high rate of 3 Mbps or more.

Main content scheduled to be provided from April and thereafter

(1) WJ Pro-Wrestling "MAGMA01 The Launch Bout"

All matches of the launch bout of WJ Pro-Wrestling (World-Japan Pro-Wrestling), the pre-eminent organization now established and led by Choshuriki, will be distributed.

(2) Soccer special

We will continue to offer free viewing for SKY PerfectBB Soccer Special to the subscribers of SKY PerfectBB Soccer Set as part of CS broadcasting in the future. We will be showing highlights of Serie A and the Challenge of Shinji Ono. We also plan to expand the lineup with material from foreign leagues other than Serie A as well as soccer information programs and suchlike.

(3) BB Beam!

Beam, a group of prospective young entertainers, is going to invite a different guest every time and to respond to the opinions and questions of the viewers with their unique points of view. In this project, we will be featuring viewer-interactive content by inviting viewers to post their ideas and stories on the site's feedback page. In addition, we will expand the content with special videos of idols through HD high-rate distribution.

(4) Free viewing of the trailers of pay-per-view (PPV) movies

We will be distributing the trailers of the movies broadcast on PPV of SKY PerfecTV!, expanding the movie content in BB, and providing the viewers with a guide to the movies being broadcast. (This service is scheduled to start around June).

(5) Augmenting the Gravure Idol content

We will be expanding more of the Gravure Idol content in both quality and quantity through HD high-rate distribution.

New charge system from April

We plan to introduce a registration fee and a basic fee for the services which have been free of charge during the campaign period with the launch of the SKY PerfectBB service from August 2002 to the end of March 2003. The fees are as follows:

- Registration fee (1000 yen for the first time only): Free of charge until the end of March 2003 → Abolished from April 2003.
- Basic fee (300 yen/month): Free of charge until the end of March 2003 → 300 yen/month (for charged membership subscribers only)

The campaign price (980 yen → 490 yen/month) for Basic Packs (approximately 130 titles) until the end of March will stay at 490 yen/month from April as well.

Under the strategy we have adopted, "Contents Aggregator and Multi-Platform", SKY PerfectBB will be offering products from April that are more attractive than ever. We will be expanding more of the Basic Packs, which provide economical packages, and expanding the lineup of Premium Content, which offers high-quality content for the enthusiasts. We will also be providing SKY Perfect BBXX!, providing adult entertainment and distributing Cover Girls at a high rate.

We will endeavor to differentiate our site from others and expand our subscriber base by improving our services and augmenting our functions to achieve a multiplier effect with the broadcasting service.

Future outlook

These matters are expected to have a small financial impact on SKY Perfect Communications Inc. at this stage.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:

April 2, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of March 2003

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) announced the number of Total Registrations and DTH Subscribers as of the end of March 2003. The number of new total subscribers of FY 2002 was 641 thousand (SKY PerfecTV! 2: 43 thousand) and net increase was 384 thousand (SKY PerfecTV! 2: 42 thousand). The number of new DTH subscribers was 610 thousand (SKY PerfecTV! 2: 42 thousand) and net increase was 380 thousand (SKY PerfecTV! 2: 41 thousand). Annual churn rate of total subscribers was 8.0% and that of DTH subscribers was 8.2%.
Churn rate of this March has increased temporarily due to the churn of one of educational channels at fiscal year end.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	49, 807	40, 662
Churn	26, 765	25, 680
Churn Rate*3	9. 4%	10. 4%
March Net Increase	23, 042	14, 982
Cumulative Total	3, 425, 255	2, 989, 975

SKY PerfecTV!	Total Subscribers*1	DTH Subscribers*2
New Subscribers	46, 625	37, 509
Churn	26, 525	25, 441
Churn Rate*3	9. 5%	10. 4%
March Net Increase	20, 100	12, 068
Cumulative Total	3, 383, 144	2, 949, 003

SKY PerfecTV! 2	Total Subscribers*1	DTH Subscribers*2
New Subscribers	3, 182	3, 153
Churn	240	239
Churn Rate*3	7. 4%	7. 5%
March Net Increase	2, 942	2, 914
Cumulative Total	42, 111	40, 972

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

FILE No.
82—5113

April 25, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

SKY Perfect Communications Inc.
Mid-term Management Plan (FY03 to FY07)

We are pleased to announce the Mid-term Managements Plan (FY03 ~ FY07) of SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda).

● History of Business Development and Business Environment in the Future

Seven years have passed since the launch of the first domestic digital broadcasting "PerfecTV!" (June 1996) and five years since the launch of "SKY PerfecTV!" (May 1998). The Company has so far devoted its energies into creating a market from scratch as a pioneer of digital multi-channel satellite broadcasting.

So far the Company has made enormous marketing investment with the primary objective of creating pay broadcasting market, and has secured a position where it maintains the competitive advantage, for example;

・gaining 3.4 million subscribers (total subscribers);
・establishing "SKY PerfecTV!" as a strong brand in digital satellite broadcasting;
・establishing a position as a platform which more than 100 licensed broadcasters gather;
・managing own contents including soccer, baseball and martial arts; and
・securing funds of 90 billion yen that can be used strategically.

As a result, the Company has built up formidable competitiveness in the charged broadcasting business.

On the other hand, besides progressive digitalization on the broadcasting market exemplified by BS digital broadcasting (launched December 2000) and terrestrial digital broadcasting (scheduled for launch in December 2003), the shift to broadband on the Internet is progressing rapidly and the environment surrounding the Company is expected to change more dramatically than in the past.

The Company is keen to be a part of this, seeing the diversification of infrastructure as an opportunity for business expansion through the further strengthening of the advantage it has built up thus far and utilization of its expertise in managing contents and pay broadcasting.

● Strategy for Mid-term Business Development

As a leader in the pay broadcasting market, the Company should try to penetrate pay broadcasting in daily life by continually providing appealing services designed to turn the pay broadcasting market generally into a profitable business. The Company therefore intends to implement:

1. business expansion aimed at generating profit in the core business area of the multi-channel satellite broadcasting platform business, and
2. reformation of business structure under a "Contents Aggregator & Multi-Platform Strategy" for further growth and greater competitiveness.

1. Profit generation in core business

For profit generation in the core business of the multi-channel satellite broadcasting platform business, firstly the Company will seek further acquisition of subscribers. Besides aiming to reinforce contents line up through the expansion of appealing packages and contents, the Company will introduce co-viewing systems to households where antenna could not be installed in the past and develop equipment compatible with allowing more than one subscription per household.

Secondly, the Company will seek improvement in the efficiency of investment to gain subscribers by responding flexibly according to the competition situation, taking into consideration the price trend of STB and increase in recognition of the SKY PerfecTV! Brand.

Thirdly, to strengthen its response to existing subscribers, the Company will endeavor to raise the level of satisfaction of subscribers with the aim of preventing churn, by increasing communication using various media and methods. In addition, the Company will seek to improve customer satisfaction and raise average revenue per subscriber (ARPU) through expansion of income from own contents and the provision of new services such as the high-function data broadcasting service "SKY PerfectTV! Plus."

2. Reformation of business structure for further growth
(Promotion of "Contents Aggregator & Multi-Platform Strategy")

The "Contents Aggregator Strategy" consists in strengthening power of aggregating contents through the ability to expand in face of diverse infrastructures and the ability to acquire strong contents, while the "Multi-Platform Strategy" consists in seeking to expand into diverse infrastructures in cooperation with infrastructure operators on the strength of contents aggregation ability.

The Company will seek further growth and the strengthening of its competitiveness by uniting in its promotion of both strategies.

More specifically, the Contents Aggregator Strategy involves aiming to increase its own contents, i.e. soccer, professional baseball and martial arts, which have greatly contributed to subscriber increases in the past. Particularly with respect to soccer, the Company has acquired the broadcasting rights of the "UEFA Champions League" for three seasons from the 2003-2004 season and plans to broadcast all matches from the start of the 2003-2004 season in September this year.

Regarding the expansion of channels through tie-ups with licensed broadcasters the Company is also planning to broadcast leading contents such as the "Disney Channel."

Moreover, the Company will strengthen its relationship with licensed broadcasters including areas such as capital investment and particularly in the sports content field will aim to expand its contents supply system including own contents.

Currently "SKY PerfecTV!" offers a line-up of 284 channels in total, with 184 TV channels and 104 radio channels (as of April 1, 2003), and the Company intends to meet the diversifying needs of customers by seeking to further enrich channels.

Meanwhile, moving on to the "Multi-Platform Strategy," in addition to the previous "SKY PerfecTV!" (124/128 degree), the Company also provides the 110 degree CS digital broadcasting "SKY PerfecTV!2" service and the broadband contents distribution "SKY PerrectBB" service.

Recently in June this year the Company plan to provide 100% of the capital for the establishment of new entity "OptiCast Corporation." (tentative name) in preparation for the launch of contents distribution service through FTTH and plans to roll out the service starting with some regions of Tokyo and Yokohama from this fall/winter.

The Company sees the emergence of new digital media and infrastructure as a new profit opportunity and intends to build a profit structure through active participation, not only in CS, but in all areas.

To make the entire pay broadcasting market generally into a profitable business, the Company believes it is necessary to review the structure of the pay broadcasting industry including BS, and intends to take the initiative for business restructuring as a leader in the pay broadcasting market.

●Mid-term Management Targets

As a result of the business development thus far, the Company attained "3 million DTH subscribers", which has been assumed as the breakeven point.

Also in its business results, the Company expects to have achieved its previous target of being profitable in the fourth quarter of FY02* and in FY03 also expects to be profitable for the single fiscal year*.

From now on, the Company aims to step up to the further growth stage and will endeavor to secure stable profit while seeking further expansion of subscribers.

Mid-term business targets and FY03 forecast under the mid-term business plan are shown below.

	Mid-term management target (FY07)	FY03 forecast*
Subscribers	Cumulative total subscribers: 5 million Cumulative DTH subscribers: 4.5 million	Cumulative total subscribers: 3.64 million Cumulative DTH subscribers: 3.23 million New DTH subscribers: 500,000
Consolidated Revenues	110 billion yen	75 billion yen
Consolidated Profit before income taxes	30 billion yen	2.5 billion yen

＊Further notice of details of FY02 4Q actual results and FY03 forecasts will be given at the time of the announcement of FY 02 financial result scheduled on May 21.

●Capital Policy

To increase the flexibility of its financial strategy on business stage transition from investment stage to the profitable stage, the Company will break down its capital reserve and reduce its capital to clear its accumulated loss.

More specifically, to clear the accumulated loss in stockholders' equity on loss disposition relating to the final settlement of the term ending March 2003, the Company will reduce capital without compensation, without reducing total number of issued stocks after breaking down its additional paid-in capital. The amount of additional paid-in capital broken down will be about 61.5 billion yen and the reduction in capital is estimated at about 89.5 billion yen. Of this, the amount not applied to the loss in stockholders' equity is estimated at about 27.2 billion yen and said amount shall be a surplus.

As a result, the Company's capital structure (on an unconsolidated basis) after the breakdown of its additional paid-in capital and the reduction of capital will broadly be as follows.

Capital	Approx. 50 billion yen
Additional paid-in capital	Approx. 12.5 billion yen
Surplus	Approx. 27.2 billion yen
Accumulated Loss	None

Furthermore, after clearing the accumulated loss, to further increase the flexibility of its financial strategy, the Company plans to acquire up to 100,000 treasury stocks with an acquisition value of up to 10 billion yen.

＊The Company plans to implement this capital policy via the prescribed procedure.

【Note to this material】

Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

FILE No.
82-5113

April 25, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Establishment of New Entity for Contents Distribution Business through FTTH

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) will establish a new entity in June that distributes contents though FTTH.

1. Profile of New Entity

(1)	Company name:	OptiCast Corporation (tentative name)
(2)	Address:	2-15-1 Shibuya, Shibuya-ku, Tokyo
(3)	Established in:	June 2003 (planned)
(4)	Capital:	480 million yen
(5)	Shareholder:	SKY Perfect Communications Inc. (100%)

*The following information will be announced as soon as a decision is made: name of representative, directors and number of employees.

2. Details of Establishment

To respond to problems with viewing images in condominiums, we implemented an experiment of contents distribution through FTTH for technical verification purposes in cooperation with Nippon Telegraph and Telephone Corporation (NTT) between the spring of 2002 and the end of January of 2003. This form of distribution involves the employment of the wavelength division multiplexing (WDM) technology developed by NTT, simultaneously enabling video distribution for up to 500 channels (converted for SDTV) on a optical fiber in single line (up to 110 channels for HDTV) and ultra high speed Internet connection at 100Mbps for both upstream and downstream. For this image distribution service, we will be permitted to offer television channels including terrestrial broadcasting (including digital broadcasting) and BS digital broadcasting in addition to the broadcasting channels of SKY PerfecTV!.

Many condominiums prohibit residents from setting up a personal antenna for the sake of safety and building appearance. Even if an antenna can be set up, SKY PerfecTV! will not be received unless the antenna is facing south east. And for reception of all services with the dual satellite (124/128-degree) of SKY PerfecTV!, two coaxial cables need to be installed in each residence, even when a community antenna is set up on the roof of the building. Consequently, it may not be possible to receive more than half of nearly 300 channels.

To solve these problems with viewing SKY PerfecTV! using community facilities at condominiums, the new entity will aim at quickly launching contents distribution business through FTTH.

3. Future Plans

(1) Applying for registration as a broadcaster under the Law Concerning Broadcast via Telecommunications Carriers' Facilities, in this summer.

(2) Commencing service in part of Tokyo/Yokohama this fall-winter. Plan to gradually expand service areas.

(3) Planning to achieve simultaneous re-transmission of terrestrial (including digital) and BS digital broadcasting besides broadcasting of SKY PerfecTV! channels at commencement of business.

*Further announcements will be made with regard to the business outlook.

4. Flow of Contents Distribution through FTTH


ISP
IP communications
At each
household
SKY PerfecTV!
Media Center
Reception/
transmission site
· Modulation
(QPSK→64QAM)
· Image transmission
Image
commutation
Telecommunications
carrier
IP communications
Video distribution
Optical fiber
FTTH contents distributor
business domain

5. Business Model Mechanism


Telecommunications
carrier
Terrestrial/BS
broadcaster
Simultaneous
re-broadcasting (planned)
Telecommunications service
Contents provider
Contents provider
Contents provider
Program
provision
FTTH Video distribution
platform (broadcaster under
the Law Concerning Broadcast
via Telecommunications
Carriers' Facilities)
SKY Perfect
Communications
Platform business
Provision of
broadcasting service
Subscribers

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:


FILE No.
82—5113

April 25, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

UEFA Champions League

Acquisition of Three-Season Exclusive Broadcasting Rights for Japan Starting from 2003-2004 Season

SKY Perfect Communications Inc. (headquarters: Shibuya-ku, Tokyo, President and CEO: Yasushi Hosoda) has concluded a contract with the Union of European Football Associations (UEFA) giving it exclusive broadcasting rights to the UEFA Champions League in Japan for three seasons starting in the 2003-2004 season. Consequently, the UEFA Champions League matches will be broadcast in Japan for the three seasons by three broadcasters: SKY PerfecTV!, JSkySports Corporation and Fuji Television Network, Inc. (terrestrial broadcasting), which jointly purchased the broadcasting right.

Matches in the main draw of the UEFA Champions League involve 32 teams, including the reigning champion, 15 teams seeded based on the UEFA coefficient rankings which mainly include league winners, and 16 teams that advance through the preliminaries from the leagues under UEFA consisted of Serie-A, Premiership and Liga Espanola (Spain league) etc.

The matches are exhausting, being held over nine months at intervals between domestic league matches. This is a true championship that tests the overall capacity of a team, including the full spectrum of players, recruiting methods and tactics.

We have acquired the exclusive right to broadcast the competition in Japan. All matches in the main draw will be broadcast on Perfect Choice, beginning with the opening of the 2003/04 season this September. Methods of viewing and charges are still being discussed.

With the conclusion of the contract for the exclusive broadcasting rights for UEFA Champions League, we are now capable of broadcasting this competition along with such key European leagues as Serie-A, Premiership, Eredivisie (Nederland), French League and Belgian League. We will continue to aggressively pursue our content strategy by treating European football as core to sports broadcasting.

UEFA Champions League

With the modification to the regulations starting the 2003/04 season, the former second group stage has been abolished and a new system has been introduced that employs a single group stage and a knockout round. This will reduce the burden on players from leading teams that had to play with a tight schedule, including domestic league matches, cup competitions and country matches. The result should be better performance and better tactics. At the group stage, teams are divided into eight

groups, each consisting of four teams. Two teams reaching the final in each group go to a knockout round, with sixteen seeds in all. Matches are played on a home-and-away basis.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

April 25, 2003

To whom it may concern:

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Resolution for the Basic Line of Capital Policy (Clearance of Accumulated Loss and Acquisition of Treasury Stock)

We are pleased to announce that at a Meeting of the Board of Directors held on April 25, 2003 the Company resolved the basic line for its capital policy, as set out herein below, as a constructive policy for further business development in association with the establishment of the Company's Mid-Term Management Plan.

1. Clearance of accumulated loss

(1) Objective

To increase the flexibility of its financial strategy on business stage transition from the investment stage to the profitable stage, the Company will break down its additional paid-in capital and also reduce its capital to clear an accumulated loss, about 123.8 billion yen.

(2) Method

First, to cover the loss in stockholders' equity in the loss disposition relating to the final settlement of the term ending March 2003, the Company will break down its additional paid-in capital. Then, under Paragraph 1-3 of Article 375 of the Commercial Code, the Company will reduce its capital without compensation to cover the loss in stockholders' equity. However it will not reduce total number of issued stocks.

(3) Scale

The amount of additional paid-in capital broken down is estimated at about 61.5 billion yen. The reduction of capital is estimated at about 89.5 billion yen. Of this, the amount not applied to the loss in stockholders' equity is estimated at 27.2 billion yen and said amount shall be a surplus.
As a result, the Company's capital structure after the breakdown of its additional paid-in capital and reduction of its capital is expected to be broadly as follows.

(Unconsolidated basis)

Capital	Approx. 50 billion yen
Additional paid-in capital	Approx. 12.5 billion yen
Surplus	Approx. 27.2 billion yen
Accumulated Loss	None

* This series of steps is a transfer of the Stockholders' Equity Account and does not cause a change in the Company's net assets. Moreover, it does not cause a change in net assets per share, as there is no change in total number of issued stocks either.

(4) Procedure

Conditional on the settlement of accounts to be finalized at the Meeting of the Board of Directors scheduled to be held on May 21, 2003, following approval of the details at said Meeting of the Board of Directors a proposal to obtain approval is planned at the Company's Ninth Regular General Meeting of Stockholders scheduled to be convened on June 27, 2003. The reduction of the additional paid-in capital will take effect following the approval of the General Meeting of Stockholders. The reduction of capital is scheduled to take effect at the end of July once the prescribed procedures have been carried out following approval at the Regular General Meeting of Stockholders, and subsequently the Company plans to complete registration by mid-August this year.

2. Acquisition of Treasury Stock

To increase the flexibility of its financial strategy following the clearance of its accumulated loss, the Company plans to acquire treasury stock as set out hereinafter under Article 210 of the Commercial Code. As regards the content of the acquisition, in the period before the General Meeting of Stockholders scheduled in June 2004, the Company plans to implement the following.

(1) Type of stock acquired	The Company's ordinary stock
(2) Total stocks acquired	100,000 (Max.) (4.47% of total issued stock)
(3) Total stock acquisition value	10 billion yen (Max.)

(4) Procedure

Following resolution of the details at the Meeting of the Board of Directors to be held on May 21, 2003, a proposal to obtain approval is planned at the Company's Regular General Meeting of Stockholders to be convened on June 27, 2003. The Company plans to execute the subsequent actual acquisitions as appropriate, each time based on the resolution of a Meeting of the Board of Directors.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

April 25, 2003

Yasushi Hosoda
President & CEO
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroaki Komatsu
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Revision to Business Result Forecasts

In view of the recent performance trend and other factors, the business result forecast announced at the time of the announcement of the business results for the Third Quarter on February 7, 2003 have been revised as set out hereinafter.

1. Revision of Business Result Forecast

(1) Revision of Unconsolidated Business Result Forecasts (April 1, 2002 ~ March 31, 2003)

(Unit: Millions of Yen)

	Revenues	Profit/Loss before income taxes	Net profit
Previous forecast (A)	68,000	△18,500	△19,500
Current revised forecast (B)	68,200	△17,400	△18,400
Difference (B－A)	200	1,100	1,100
Rate of increase or decrease (%)	0.3%	—	—
(Reference) Actual result for the previous term (ended March 2002)	△58,396	△11,534	△12,016

(2) Revision of Consolidated Business Result Forecasts (April 1, 2002 ~ March 31, 2003)

(Unit: Millions of Yen)

	Revenues	Profit/Loss before income taxes	Net profit
Previous forecast (A)	70,000	△20,500	△20,500
Current revised forecast (B)	70,400	△19,000	△18,900
Difference (B－A)	400	1,500	1,600
Rate of increase or decrease (%)	0.6%	—	—
(Reference) Actual result for the previous term (ended March 2002)	59,432	△11,901	△12,248

2. Reason for Revision

(1) Unconsolidated Business Results

Revenues showed a slight increase of 200 million yen from the previous forecast because, although new DTH subscribers fell 10,000 from the previous forecast to 610,000, there was an increase in revenue as a result of the expansion of own contents and other factors. In terms of profit/loss, as a result of factors such as the reduction of sales incentives and improvement of own contents revenue and cost balance, both profit/loss before income taxes and net profit/loss are expected to improve 1.1 billion yen from previous forecasts.

(2) Consolidated Business Results

In addition to the same factors as the unconsolidated business results, as a result of efforts to cut the costs of subsidiaries generally, in both revenues and profit/loss, improvement from previous forecasts is anticipated.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399